

December 21, 2022

Tom Brock
Chief Financial Officer
Energy Fuels Inc.
225 Union Blvd. Suite 600
Lakewood, CO 80228

> **Re: Energy Fuels Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 15, 2022**
> **File No. 001-36204**

Dear Tom Brock:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2021

Description of Properties, page 53

1. Please expand your material property disclosures to include the metallurgical recovery factors that are applied in determining the recoverable quantities of minerals from your in-situ estimates for each of the related estimates of mineral resources and mineral reserves to comply with Item 1304(d)(1) of Regulation S-K.

2. We note that you have disclosures on pages 57 and 106 indicating the mineral reserve estimates for the Sheep Mountain project are based on a long-term uranium price of $55 per pound. However, disclosures on pages 6 and 95 of the underlying Technical Report Summary at Exhibit 96.2 indicate the estimates are based on a long-term uranium price of $60 per pound, while disclosures on pages 96 and 156 indicate the price used for the reserve cut-off grade and the economic analysis base case was $65 per pound.

Please discuss these observations with the qualified persons and advise us of the revisions that would be necessary to resolve the inconsistencies and to use a consistent price for the estimates of mineral reserves, cut-off grade, and economic analysis, or to provide rationale for any of these differences that you and the qualified persons believe are appropriate.

<u>Exhibits and Financial Schedules, page 189</u>

3.   We note that you have filed technical report summaries for each of seven projects as exhibits to your filing. However, some of these do not appear to include disclosures of all material assumptions underlying the cut-off grades, such as price, cost, and recovery, as would be necessary to comply with Item 601(b)(96)(iii)(B)(11)(iii) and (12)(iii) of Regulation S-K. For example the Sheep Mountain Technical Report Summary at Exhibit 96.2 and the Nichols Ranch Technical Report Summary at Exhibit 96.6 do not appear to include all of the disclosures required for the resource and reserve cut-off grades.

Please consult with the associated qualified persons to obtain and file revised technical report summaries that include all of the material assumptions underlying the resource and reserve cut-off grades to comply with the aforementioned guidance. Please determine the extent to which the required information has been provided or omitted from the other technical report summaries that you have filed, advise us of your assessments in this regard, and of any actions that you have undertaken or propose to resolve.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Lily Dang, Staff Accountant, at (202) 551-3867 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation